Exhibit 16.01

PERSONAL FINANCIAL PLANNING,
BUSINESS SERVICES & TAX PLANNING

March 29, 2011

Palmdale Executive Homes Corp
Las Vegas, NV 89102

Re: Palmdale Executive Homes Corp.

Gentlemen:

This letter is to be filed in connection with the Periodic Report filed on Form 8-K, which I have reviewed, filed with the Securities and Exchange Commission on March 29, 2011. This letter confirms my resignation as auditor of Palmdale Executive Homes Corp. (the "Company") effective after the filing of the Form 10-Q for the quarter ended September 30, 2010.

Due to the limits proscribed by Sarbanes-Oxley and the PCAOB, I am not available to stand for auditor for a sixth year, making this resignation necessary.

At this time, there are no accounting disagreements on the financial statements prepared by this firm and filed with the Securities and Exchange Commission. I will be willing to cooperate with successor accountant to try to make a smooth transition for future filings.

I have returned to you all original records provided to me in previous engagements. My working paper files are the property of my firm. These will be maintained by me in accordance with my retention policy. I will consider any requests for copies of documents in out working paper files from you or the successor firm. However, providing such copies is at my discretion. Reasonable copying costs will be due and payable on a COD basis for any documents the successor auditor may require.

If you have any questions regarding this communication, please contact Kyle L. Tingle at (702) 450-2200.

Sincerely,

Kyle L. Tingle, CPA, LLC